The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus and accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)

Registration No. 333-130196

PRELIMINARY PROSPECTUS SUPPLEMENT	Subject to Completion	December 8, 2005

(To Prospectus dated December 8, 2005)

20,000,000 Shares

Chesapeake Energy Corporation

Common Stock

We are offering 20,000,000 shares of common stock to be sold in this offering. We will receive all of the net proceeds from the sale of such common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “CHK.” The last reported sale price of our common stock on December 7, 2005 was $30.85 per share.

Investing in our common stock involves risks. Before buying any of the shares, you should read the discussion of material risks of investing in our common stock in “ Risk factors” beginning on page S-12 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 3,000,000 shares of common stock from us at the public offering price less any underwriting discounts and commissions payable by us to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $            and the total proceeds, before expenses, to us will be $            .

The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about December             , 2005.

Joint Book-Running Managers

UBS Investment Bank

Banc of America Securities LLC

Credit Suisse First Boston

Lehman Brothers

Raymond James

Senior Co-Managers

Bear, Stearns & Co. Inc.	Citigroup	Deutsche Bank Securities
Goldman, Sachs & Co.	Lazard Capital Markets	Petrie Parkman & Co.

Co-Managers

Gilford Securities Incorporated	Harris Nesbitt	Howard Weil Incorporated
Jefferies	Johnson Rice & Company L.L.C.	Pritchard Capital Partners, LLC
Simmons & Company International

December     , 2005

NOTICE TO INVESTORS

European Economic Area

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

United Kingdom

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the FSMA with respect to anything done in relation to shares of our common stock in, from or otherwise involving the United Kingdom. In addition, Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Company. Without limitation to the other restrictions referred to herein, this offering circular is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets

S-i

Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

Switzerland

Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

S-ii

Prospectus supplement summary

This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but may not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein in their entirety before making an investment decision. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

CHESAPEAKE

We are the second largest independent producer of natural gas in the U.S., owning interests in approximately 29,800 producing oil and gas wells that are currently producing approximately 1.46 bcfe per day, 92% of which production is natural gas. Our strategy is focused on discovering, developing and acquiring onshore natural gas reserves in the southwestern U.S. and in the Appalachian Basin of the eastern U.S. Our primary operating area has historically been the Mid-Continent region of the U.S., which includes Oklahoma, Arkansas, Kansas and the Texas Panhandle, and is where 52% of our proved oil and natural gas reserves are located. In addition, we have built significant positions in the South Texas and Texas Gulf Coast regions, the Permian Basin of West Texas and eastern New Mexico, the Barnett Shale area of north-central Texas and the Ark-La-Tex area of East Texas and northern Louisiana. As a result of our recent acquisition of the holding company of Columbia Natural Resources, LLC and certain affiliated entities (“CNR”), we also now own a significant presence in the Appalachian Basin, principally in West Virginia, eastern Kentucky, eastern Ohio and southern New York.

On November 14, 2005, we took a significant step toward expanding into natural gas development and production in the Appalachian Basin by acquiring CNR and its significant natural gas reserves, acreage and mid-stream assets for approximately $3.05 billion, of which $2.2 billion was in cash and $0.85 billion was in assumed liabilities related to CNR’s working capital deficit and its prepaid sales agreement and hedging positions. The CNR assets consist of 125 mmcfe per day of natural gas production, an internally estimated 1.1 tcfe of proved reserves and approximately 4.1 million net acres of oil and gas leasehold, which we estimate have over 9,400 additional undrilled locations with reserve potential. CNR also owns extensive mid-stream natural gas assets, including over 6,500 miles of natural gas gathering lines. Please see “—Recent Developments—CNR Acquisition” below.

As of December 31, 2004, our estimated proved reserves were 4.9 tcfe. As of September 30, 2005 and pro forma for the CNR acquisition, we had an internally estimated 7.3 tcfe of proved reserves, of which 92% is natural gas and all of which is onshore. During the first three quarters of 2005, we replaced our 338 bcfe of production with an internally estimated 1,649 bcfe of new proved reserves, for a reserve replacement rate of 488%. Reserve replacement through the drillbit was 929 bcfe, or 275% of production (including a negative 19 bcfe from performance revisions and a positive 94 bcfe from oil and natural gas price increases), and reserve replacement through acquisitions was 720 bcfe, or 213% of production.

During the first three quarters of 2005, we led the nation in drilling activity with average utilization of 72 operated rigs and 65 non-operated rigs. Through this drilling activity, we drilled 654 (491 net) operated wells and participated in another 783 (92 net) wells operated by other companies and we added approximately 929 bcfe of proved oil and natural gas reserves. Our success rate was 97% for operated wells and 96% for non-operated wells. As of September 30, 2005 and excluding the CNR acquisition, our proved developed reserves were 63% of our total proved reserves. In the first three quarters of 2005, we added approximately 600 new employees and invested $209 million in leasehold (exclusive of leases acquired through acquisitions) and 3-D seismic data, all of which we consider the building blocks of future value creation.

From January 1, 1998 through September 30, 2005, we have been one of the most active consolidators of onshore U.S. natural gas assets, having purchased approximately 5.6 tcfe of proved reserves, pro forma for our recent CNR acquisition, at a total cost of approximately $10.1 billion (including approximately $855 million for certain prepaid sales, hedging liabilities, working capital deficit and other liabilities assumed in the CNR acquisition and $2.1 billion for unproved leasehold, but excluding $811 million of deferred taxes established in connection with certain corporate acquisitions) for a per mcfe acquisition cost of $1.42.

During 2005, we have been especially active in the acquisitions market. Acquisition expenditures totaled $4.8 billion through September 30, 2005 and pro forma for our recent CNR acquisition (including approximately $855 million for certain prepaid sales, hedging liabilities, working capital deficit and other liabilities assumed in the CNR acquisition and $1.3 billion for unproved leasehold, but excluding $253 million of deferred taxes established in connection with certain corporate acquisitions). Through these acquisitions, we have acquired an internally estimated 1.8 tcfe of proved oil and natural gas reserves at a per mcfe acquisition cost of $1.95.

We intend to use the net proceeds from this offering to repay indebtedness incurred under our revolving bank credit facility to fund the CNR acquisition and other working capital and capital expenditures. Please see “Use of Proceeds.”

Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

BUSINESS STRATEGY

Since our inception in 1989, our goal has been to create value for investors by building one of the largest onshore natural gas resource bases in the United States. For much of the past seven years, our strategy to accomplish this goal has been to build the dominant operating position in the Mid-Continent region, the third largest gas supply region in the U.S. In building this industry-leading position in the Mid-Continent, we have integrated an aggressive and technologically advanced drilling program with an active property consolidation program focused on small to medium-sized corporate and property acquisitions. In 2002, we began expanding our focus from the Mid-Continent to other regions where we believed we could extend our successful strategy. To date, those areas have included the South Texas and Texas Gulf Coast regions, the Permian Basin of West Texas and eastern New Mexico, the Barnett Shale area of north-central Texas, the Ark-La-Tex area of East Texas and northern Louisiana, and, through our recent CNR acquisition, the Appalachian Basin, principally in West Virginia, eastern Kentucky, eastern Ohio and southern New York. We believe significant elements of our successful Mid-Continent strategy of acquisition, exploitation, extension and exploration have been or will be successfully transferred to these areas.

Key elements of this business strategy are further explained below:

Make High-Quality Acquisitions.    Our acquisition program is focused on small to medium-sized acquisitions of natural gas properties that offer high-quality, long-lived production and significant development and higher potential deep drilling opportunities. Although the CNR transaction is the largest acquisition we have ever completed, as a percentage of our enterprise value, it is roughly the same relative size as several transactions in the past. From January 1, 1998 through September 30, 2005, pro forma for our recent CNR acquisition, we have acquired $10.1 billion of oil and gas properties at an estimated average cost of $1.42 per mcfe of proved reserves. This amount includes $855 million, or $0.15 per mcfe of proved reserves, for certain prepaid sales, hedging liabilities, working capital deficit and other liabilities assumed in the CNR acquisition and $2.1 billion for unproved leasehold. Excluded from this amount is $811 million, or $0.14 per mcfe of proved reserves, of deferred taxes established in connection with certain corporate acquisitions. The vast majority of these acquisitions either increased our ownership in existing wells or fields or added additional drilling locations in our focused operating areas. Because these operating areas contain many smaller companies seeking liquidity opportunities and larger companies seeking to divest non-core assets, we expect to continue to find additional attractive acquisition opportunities in the future.

Grow through the Drillbit.    One of our most distinctive characteristics is our ability to increase reserves and production through the drillbit. We are currently utilizing 79 operated drilling rigs and 61 non-operated drilling rigs to conduct the most active drilling program in the United States. We focus both on finding significant new natural gas reserves and developing existing proved reserves, principally at deeper depths than the industry average. For the past seven years, we have been aggressively investing in leasehold, 3-D seismic information and human capital to be able to take advantage of the favorable drilling economics that exist today. While we believe U.S. natural gas production has been declining during the past five years, we are one of the few large-cap companies that have been able to increase production, which we have successfully achieved for the past 15 consecutive years and 17 consecutive quarters. We believe key elements of the success and scale of our drilling programs have been our early recognition that gas prices were likely to move higher in the U.S. in the post-1999 period accompanied by our willingness to aggressively hire new employees and to build the nation’s largest onshore leasehold and 3-D seismic inventories, all of which are the building blocks of value creation in a successful large-scale drilling program.

Build Regional Scale.    We believe one of the keys to success in the natural gas exploration industry is to build significant operating scale in a limited number of operating areas that share many similar geological and operational characteristics. Achieving such scale provides many benefits, the most important of which are higher per unit revenues, lower per unit operating costs, greater rates of drilling success, higher returns from more easily integrated acquisitions and higher returns on drilling investments. We first began pursuing this focused strategy in the Mid-Continent in late 1997 and we are now the largest natural gas producer, the most active driller and the most active acquirer of leasehold and producing properties in the Mid-Continent. We believe this region, which trails only the Gulf Coast and Rocky Mountain basins in current U.S. gas production, has many attractive characteristics. These characteristics include long-lived natural gas properties with predictable decline curves; multi-pay geological targets that decrease drilling risk and have resulted in a drilling success rate of 93% over the past 16 years; favorable basis differentials to benchmark commodity prices; generally lower service costs than in more competitive or more remote basins; and a favorable regulatory environment with virtually no federal land ownership. We believe our other operating areas possess many of these same favorable characteristics and our goal is to become or remain a top five producer in each of our operating areas.

Focus on Low Costs.    By minimizing lease operating costs and general and administrative expense through focused activities and increased scale, we have been able to deliver attractive financial returns through all phases of the commodity price cycle. We believe our low cost structure is the result of management’s effective cost-control programs, a high-quality asset base and the extensive and competitive services, gas processing and transportation infrastructures that exist in our key operating areas. As of September 30, 2005, we operated approximately 10,300 wells, or approximately 80% of our daily production.

Improve our Balance Sheet.    We have made significant progress in improving our balance sheet over the past seven years. From December 31, 1998 through September 30, 2005 and pro forma for our recent private offering of preferred stock, we have increased our shareholders’ equity by $5.0 billion ($5.6 billion pro forma for this offering) through a combination of earnings and common and preferred equity issuances. As of September 30, 2005, and pro forma for our recent private offerings of preferred stock, contingent convertible senior notes and senior notes, our debt as a percentage of total capitalization (total capitalization is the sum of debt and stockholders’ equity) was 55%, compared to 137% as of December 31, 1998. As of September 30, 2005, on a pro forma basis as adjusted for this offering, our debt to total capitalization ratio was 50%. We plan to continue improving our balance sheet in the years ahead.

Based on our view that natural gas will be in a tight supply/high demand relationship in the U.S. during at least the next few years because of flat to declining supply and growing demand for this clean-burning, domestically-produced fuel, we believe our focused natural gas acquisition, exploitation and exploration strategy should provide substantial value-creating growth opportunities in the years ahead. Our goal is to increase our overall production by 10% to 20% per year, with growth at an annual rate of 5% to 10% generated organically through the drillbit and the remaining growth generated through future acquisitions. We have reached or exceeded this overall production goal in 10 of our 12 years as a public company.

COMPANY STRENGTHS

We believe the following six characteristics distinguish our past performance and differentiate our future growth potential from other independent natural gas producers:

High-Quality Asset Base.    Our producing properties are characterized by long-lived reserves, established production profiles and an emphasis on onshore natural gas. Based upon current production and proved reserve estimates, our proved reserves-to-production ratio, or reserve life, is approximately 14 years. In addition, we believe we are the fifth largest producer of natural gas in the U.S. (second among independents) and the fourth largest owner of proved U.S. natural gas reserves (first among independents). In each of our operating areas, our properties are concentrated in locations that enable us to establish substantial economies of scale in drilling and production operations and facilitate the application of more effective reservoir management practices. We intend to continue building our asset base in each of our operating areas through a balance of acquisitions, exploitation and exploration. As of September 30, 2005, we operated properties accounting for approximately 80% of our daily production volumes. This large percentage of operated properties provides us with a high degree of operating flexibility and cost control.

Low-Cost Producer.    Our high-quality asset base, the work ethic of our employees, our hands-on management style and our headquarters location in Oklahoma City have enabled us to achieve a low operating and administrative cost structure. During the first three quarters of 2005, our operating costs per unit of production were $1.18 per mcfe, which consisted of general and administrative expenses of $0.12 per mcfe (including non-cash stock-based compensation of $0.03 per mcfe), production expenses of $0.66 per mcfe and production taxes of $0.40 per mcfe. We believe this is one of the lowest cost structures among publicly traded, large-cap independent oil and natural gas producers.

Successful Acquisition Program.    Our experienced asset acquisition team focuses on enhancing and expanding our existing assets in each of our operating areas. These areas are characterized by long-lived natural gas reserves, low lifting cost, multiple geological targets, favorable basis differentials to benchmark commodity prices, well-developed oil and gas transportation infrastructures and considerable potential for further consolidation of assets. Since 1998, we have completed $10.1 billion in acquisitions at an estimated average cost of $1.42 per mcfe of proved reserves. This amount includes approximately $855 million, or $0.15 per mcfe of proved reserves, for certain prepaid sales, hedging liabilities, working capital deficit and other liabilities assumed in the CNR acquisition and $2.1 billion for unproved leasehold. Excluded from this amount is $811 million, or $0.14 per mcfe of proved reserves, of deferred taxes established in connection with certain corporate acquisitions. We are well-positioned to continue making attractive acquisitions as a result of our extensive track record of identifying, completing and integrating multiple successful acquisitions, our large operating scale and our knowledge and experience in the regions in which we operate.

Large Inventory of Drilling Projects.    During the 16 years since our inception, we have been among the five most active drillers of new wells in the United States. Presently we are the most active driller in the U.S. (with 79 operated and 61 non-operated rigs drilling). Through this high level of activity over the years, we have developed an industry-leading expertise in drilling deep vertical and horizontal wells in search of large natural gas accumulations in challenging reservoir conditions. In addition, we believe that our large 11.7 million acre 3-D seismic inventory, much of which is proprietary to us, provides significant informational advantages over our competitors. As a result of our aggressive leasehold acquisition and seismic acquisition strategies, we have been able to accumulate a U.S. onshore leasehold position of approximately 8.0 million net acres and have acquired rights to 11.7 million acres of onshore 3-D seismic data to help evaluate our expansive acreage inventory. On this very large acreage position, our technical teams have identified approximately 25,000 exploratory and developmental drill sites, representing a backlog of more than ten years of future drilling opportunities at current drilling rates.

Hedging Program.    We have used and intend to continue using hedging programs to reduce the risks inherent in acquiring and producing oil and natural gas reserves, commodities that are frequently characterized by significant price volatility. We believe this price volatility is likely to continue in the years ahead and that we can use this volatility to our benefit by taking advantage of prices when they reach levels that management believes are either unsustainable for the long-term or provide unusually high rates of return on our invested capital. We currently have gas hedges in place covering 77% of our anticipated gas production for the fourth quarter of 2005 and 53% of our anticipated gas production for 2006 at average NYMEX prices of $8.33 and $9.09 per mcf, respectively. In addition, we have 55% of our anticipated oil production hedged for the fourth quarter of 2005 and 51% of our anticipated oil production hedged for 2006 at average NYMEX prices of $54.97 and $59.65 per barrel of oil, respectively.

Entrepreneurial Management.    Our management team formed the company in 1989 with an initial capitalization of $50,000 and fewer than ten employees. Since then, our management team has guided the company through various operational and industry challenges and extremes of oil and gas prices to create the second largest independent producer of natural gas in the U.S. with approximately 2,800 employees and an enterprise value of approximately $18.8 billion (based on a common stock price of $31.00 per share and pro forma for this offering). Our co-founders, Aubrey K. McClendon and Tom L. Ward, have been business partners in the oil and gas industry for 22 years and beneficially owned, as of November 30, 2005, approximately 21.0 million and 21.3 million shares of our common stock, respectively. Messrs. McClendon and Ward each intend to purchase 500,000 shares of common stock in this offering at the price offered to the public.

RECENT DEVELOPMENTS

We recently completed a major acquisition and related private offerings intended to expand our natural gas production and development base.

CNR Acquisition.    On November 14, 2005, we acquired CNR, through the acquisition of its holding company, Columbia Energy Resources, LLC, from a private owner for approximately $3.05 billion, of which $2.2 billion was in cash and $0.85 billion was in assumed liabilities related to CNR’s working capital deficit and its prepaid sales agreement and hedging positions. Through this transaction, we acquired properties and assets principally located in the Appalachian Basin in West Virginia, Kentucky, Ohio, Pennsylvania and New York, including:

•	an internally estimated 1.1 tcfe of proved reserves, 99% of which are natural gas with an average BTU content of 1,140, and 70% of which are classified as proved developed;

•	approximately 4.1 million net acres of unevaluated oil and gas leasehold, 3.5 million in the U.S. and 0.6 million in Canada, which we estimate have over 9,400 additional undrilled locations with reserve potential providing an estimated drilling inventory of more than 15 years; and

•	extensive mid-stream natural gas assets, including over 6,500 miles of natural gas gathering lines.

We allocated approximately $500 million of the purchase price to the unevaluated acreage and $175 million to the mid-stream natural gas assets. In addition, gas sold from the properties generally receives a $0.50 per mmbtu premium to NYMEX gas prices, compared to basis differential discounts that have recently ranged up to $3.00 per mmbtu in various southwestern and western U.S. natural gas supply basins. Adjusting further for the favorable BTU content, CNR’s natural gas has recently received wellhead prices of up to $4.00 per mcfe more than typical southwestern and western U.S. natural gas production.

CNR’s daily net production was approximately 125 mmcfe as of the date of acquisition, indicating a proved developed reserves-to-production index of 16.0 years, or about 9% of our current daily net production. In addition to the significant number of undeveloped drilling locations with proved reserves, we believe the unevaluated properties offer considerable additional drilling and development potential for adding proved reserves. We intend to spend at least $200 million per year for the foreseeable future in further developing the CNR properties with a goal of growing CNR production by 5% to 10% per year.

We acquired CNR subject to liabilities related to its prepaid sales agreement and its hedging arrangements. At the closing of the acquisition, we recorded a mark-to-market liability of approximately $706 million on those obligations, which was based on gas prices on the day of closing.

On November 1, 2005, we filed a current report on Form 8-K with the SEC which included certain financial statements of CNR and our related pro forma financial statements showing the pro forma effects of the CNR acquisition. We refer you to the Form 8-K, which is incorporated by reference into this prospectus supplement, for additional information about CNR.

Recent Private Offerings of Preferred Stock, Senior Notes and Contingent Convertible Senior Notes.    On November 8, 2005, we completed a private placement of 5,750,000 shares of our 5.00% Cumulative Convertible Preferred Stock (Series 2005B), a private placement of $500 million principal amount of 6.875% Senior Notes due 2020 and a private placement of $690 million principal amount of 2.75% Contingent Convertible Senior Notes due 2035. We received total net proceeds from these offerings of approximately $1.7 billion, which we used to fund a portion of the purchase price of our CNR acquisition.

The offering

Common stock offered by Chesapeake	20,000,000 shares(1)

Common stock outstanding after this offering	366,726,684 shares(1)(2)

Use of Proceeds

The net proceeds to us from this offering, after deducting discounts to the underwriters and estimated expenses of the offering, will be approximately $596.5 million, based on an assumed offering price to the public of $31.00 per share. Net proceeds to us are expected to be used to repay indebtedness under our revolving bank credit facility, which may be reborrowed for general corporate purposes, including to fund costs of our drilling program and possible future acquisitions. Please read “Use of Proceeds.”

New York Stock Exchange Symbol	CHK

(1)	Excludes shares that may be issued to the underwriters pursuant to their over-allotment option. If the underwriters exercise their over-allotment option in full, the total number of shares of common stock offered will be 23,000,000, and the total number of shares of our common stock outstanding after this offering will be 369,726,684. We had 346,726,684 shares of our common stock outstanding at December 6, 2005.
(2)	Excludes shares of common stock potentially issuable upon the exercise of stock options, which as of December 6, 2005 included 20,347,178 shares potentially issuable upon the exercise of outstanding stock options at a weighted average price of $6.15 and 6,516,207 shares of common stock reserved for issuance upon exercise of future additional options or awards of restricted stock, if granted under our stock compensation plans. Also excludes, as of December 6, 2005:
•	487,557 shares of common stock potentially issuable upon conversion of the 100,310 shares of our outstanding issue of 6.00% Cumulative Convertible Preferred Stock at an initial conversion price of $10.287 per share;
•	6,254,372 shares of common stock potentially issuable upon conversion of the 1,025,946 shares of our outstanding issue of 5.00% Cumulative Convertible Preferred Stock (Series 2003) at an initial conversion price of $16.40 per share;
•	5,693,861 shares of common stock potentially issuable upon conversion of the 94,810 shares of our outstanding issue of 4.125% Cumulative Convertible Preferred Stock at an initial conversion price of $16.65 per share;
•	17,853,060 shares of common stock potentially issuable upon conversion of the 4,600,000 shares of our outstanding issue of 5.00% Cumulative Convertible Preferred Stock (Series 2005) at an initial conversion price of $25.766 per share;
•	7,810,455 shares of common stock potentially issuable upon conversion of the 3,450,000 shares of our outstanding issue of 4.50% Cumulative Convertible Preferred Stock at an initial conversion price of $44.17 per share;
•	14,717,125 shares of common stock potentially issuable upon conversion of the 5,750,000 shares of our outstanding issue of 5.00% Cumulative Convertible Preferred Stock (Series 2005B) at an initial conversion price of $39.07 per share; and
•	5,323,908 shares of treasury stock.

Summary consolidated financial data

The following tables set forth summary consolidated financial data as of and for each of the three years ended December 31, 2004, 2003 and 2002 and nine months ended September 30, 2005 and 2004. This data was derived from our audited consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2004 and from our unaudited condensed consolidated financial statements included in our quarterly report on Form 10-Q for the nine months ended September 30, 2005, each of which is incorporated by reference herein. The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are set forth in such annual report on Form 10-K and quarterly report on Form 10-Q.

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2003	2002	2005	2004
	($ in thousands, except per share data)
Statement of Operations Data:
Revenues:
Oil and gas sales	$1,936,176	$1,296,822	$568,187	$2,032,271	$1,270,394
Oil and gas marketing sales	773,092	420,610	170,315	882,040	496,823

Total revenues	2,709,268	1,717,432	738,502	2,914,311	1,767,217

Operating costs:
Production expenses	204,821	137,583	98,191	222,660	148,500
Production taxes	103,931	77,893	30,101	136,313	68,559
General and administrative expenses:
General and administrative (excluding stock-based compensation)	32,217	22,808	17,262	29,468	23,947
Stock-based compensation	4,828	945	356	10,172	3,125
Oil and gas marketing expenses	755,314	410,288	165,736	860,789	486,205
Oil and gas depreciation, depletion and amortization	582,137	369,465	221,189	621,484	410,237
Depreciation and amortization of other assets	29,185	16,793	14,009	34,791	20,155
Provision for legal settlements	4,500	6,402	—	—	—

Total operating costs	1,716,933	1,042,177	546,844	1,915,677	1,160,728

Income from operations	992,335	675,255	191,658	998,634	606,489

Other income (expense):
Interest and other income	4,476	2,827	7,340	7,790	3,563
Interest expense	(167,328)	(154,356)	(112,031)	(155,623)	(124,040)
Loss on investment in Seven Seas	—	(2,015)	(17,201)	—	—
Loss on repurchases or exchanges of Chesapeake debt	(24,557)	(20,759)	(2,626)	(70,047)	(6,925)

Total other income (expense)	(187,409)	(174,303)	(124,518)	(217,880)	(127,402)

Income before income taxes and cumulative effect of accounting change	804,926	500,952	67,140	780,754	479,087
Income tax expense (benefit):
Current	—	5,000	(1,822)	—	—
Deferred	289,771	185,360	28,676	284,977	172,470

Total income tax expense (benefit)	289,771	190,360	26,854	284,977	172,470

Net income before cumulative effect of accounting change, net of tax	515,155	310,592	40,286	495,777	306,617
Cumulative effect of accounting change, net of income taxes of $1,464,000	—	2,389	—	—	—

Net Income	515,155	312,981	40,286	495,777	306,617
Preferred stock dividends	(39,506)	(22,469)	(10,117)	(25,526)	(30,799)
Loss on conversion/exchange of preferred stock	(36,678)	—	—	(22,468)	—

Net income available to common shareholders	$438,971	$290,512	$30,169	$447,783	$275,818

	Years Ended December 31,						Nine Months Ended September 30,
	2004		2003		2002		2005		2004
	($ in thousands, except per share data)
Earnings per common share—basic:
Income before cumulative effect of accounting change	$1.73		$1.36		$0.18		$1.42		$1.13
Cumulative effect of accounting change	—		0.02		—		—		—

	$1.73		$1.38		$0.18		$1.42		$1.13

Earnings per common share—assuming dilution:
Income before cumulative effect of accounting change	$1.53		$1.20		$0.17		$1.32		$0.96
Cumulative effect of accounting change	—		0.01		—		—		—

	$1.53		$1.21		$0.17		$1.32		$0.96

Cash dividends declared per common share	$0.170		$0.135		$0.060		$0.145		$0.125

Cash Flow Data:
Cash provided by operating activities before changes in assets and liabilities	$1,418,803		$903,929		$412,517		$1,653,957		$995,124
Cash provided by operating activities	1,448,555		945,602		432,531		1,638,368		1,038,206
Cash used in investing activities	3,381,204		2,077,217		779,745		3,655,044		2,668,241
Cash provided by financing activities	1,898,964		924,559		477,257		2,136,882		1,638,527

Other Financial Data:
Ratio of earnings to fixed charges(1)	4.8	x	4.0	x	1.5	x	4.3	x	4.2	x
Ratio of earnings to fixed charges and preference dividends(1)	3.7	x	3.3	x	1.3	x	3.7	x	3.1	x

	As of December 31,			As of September 30,
	2004	2003	2002	2005	2004
	($ in thousands)
Balance Sheet Data:
Total assets	$8,244,509	$4,572,291	$2,875,608	$12,365,629	$7,426,291
Long-term debt, net of current maturities	3,075,109	2,057,713	1,651,198	4,250,160	2,762,425
Stockholders’ equity	3,162,883	1,732,810	907,875	4,206,320	2,823,315

(1)	For purposes of determining the ratios of earnings to fixed charges and earnings to fixed charges and preference dividends, earnings are defined as net income before income taxes, cumulative effect of accounting changes, pretax gain or loss of equity investees, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized and excluding the effect of unrealized gains or losses on interest rate derivatives), and amortization of debt expenses and discount or premium relating to any indebtedness. Preference dividends consist of preferred stock dividends “grossed up” to reflect the pre-tax amount.

CNR Financial Information. The historical financial statements of CNR, together with our pro forma financial statements, reflecting the pro forma effects of the CNR acquisition on our historical financial statements, have been included in a current report on Form 8-K filed by us on November 1, 2005, which has been incorporated by reference into this prospectus supplement. These pro forma financial statements give effect to, among other things, the placement of 5,000,000 shares of preferred stock, the placement of $400,000,000 aggregate principal amount of our senior notes, the placement of $600,000,000 aggregate principal amount of our contingent convertible senior notes and borrowings under our revolving bank credit facility of $669.3 million. At the closing of these offerings we placed 5,750,000 shares of preferred stock, $500,000,000 aggregate principal amount of our senior notes and $690,000,000 aggregate principal amount of our contingent convertible senior notes and received net proceeds from these offerings of approximately $1.7 billion. Accordingly, we incurred approximately $469.2 million of borrowings under our revolving bank credit facility in connection with the CNR acquisition.

Summary reserve information

The following table sets forth our estimated proved reserves and the present value of the proved reserves as of December 31, 2004 (based on our weighted average wellhead prices at December 31, 2004 of $39.91 per barrel of oil and $5.65 per mcf of gas). These prices were based on the cash spot prices for oil and natural gas at December 31, 2004.

	Oil (mbbl)	Gas (mmcf)	Gas Equivalent (mmcfe)	Percent of Proved Reserves	Present Value ($ in thousands)
Mid-Continent	46,726	3,157,081	3,437,439	70%	$7,112,733
South Texas and Texas Gulf Coast	2,162	377,163	390,136	8	1,067,889
Permian Basin	28,722	309,279	481,614	10	1,026,401
Ark-La-Tex	5,299	515,055	546,848	11	1,221,565
Other	5,051	15,411	45,714	1	75,802

Total	87,960	4,373,989	4,901,751	100%	$10,504,390	(a)

(a)	The standardized measure of discounted future net cash flows at December 31, 2004 was $7.6 billion.

As of December 31, 2004, the present value of our proved developed reserves as a percentage of total proved reserves was 70%, and the volume of our proved developed reserves as a percentage of total proved reserves was 66%. Natural gas reserves accounted for 89% of the volume of total proved reserves at December 31, 2004.

Future prices and costs may be materially higher or lower than the prices and costs as of the date of any estimate. A change in price of $0.10 per mcf for natural gas and $1.00 per barrel for oil would result in a change in our December 31, 2004 present value of proved reserves of approximately $215 million and $40 million, respectively.

CNR Reserve Information. The proved reserve information for CNR as of December 31, 2004 is included in Note 13 to the historical 2004 financial statements of CNR, which is included in a current report on Form 8-K filed by us on November 1, 2005, which has been incorporated by reference into this prospectus supplement. We estimate the CNR had proved reserves of approximately 1.1 tcfe as of September 30, 2005.

Summary production, sales, prices and expenses data

The following table sets forth certain information regarding the production volumes, oil and gas sales, average sales prices received and expenses associated with sales of natural gas and oil for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2003	2002	2005	2004
Net Production:
Oil (mbbl)	6,764	4,665	3,466	5,684	4,972
Gas (mmcf)	322,009	240,366	160,682	304,060	229,827
Gas equivalent (mmcfe)	362,593	268,356	181,478	338,164	259,659
Oil and Gas Sales ($ in thousands):
Oil sales	$260,915	$132,630	$88,495	$290,332	$181,882
Oil derivatives—realized gains (losses)	(69,267)	(12,058)	(1,092)	(28,654)	(41,672)
Oil derivatives—unrealized gains (losses)	3,454	(9,440)	(7,369)	(5,951)	(21,925)

Total oil sales	$195,102	$111,132	$80,034	$255,727	$118,285

Gas sales	$1,789,275	$1,171,050	$470,913	$2,005,670	$1,222,783
Gas derivatives—realized gains (losses)	(85,634)	(5,331)	97,138	(97,955)	(25,976)
Gas derivatives—unrealized gains (losses)	37,433	19,971	(79,898)	(131,171)	(44,698)

Total gas sales	$1,741,074	$1,185,690	$488,153	$1,776,544	$1,152,109

Total oil and gas sales	$1,936,176	$1,296,822	$568,187	$2,032,271	$1,270,394

Average Sales Price: (excluding gains (losses) on derivatives):
Oil ($ per bbl)	$38.57	$28.43	$25.53	$51.08	$36.58
Gas ($ per mcf)	$5.56	$4.87	$2.93	$6.60	$5.32
Gas equivalent ($ per mcfe)	$5.65	$4.86	$3.08	$6.79	$5.41
Average Sales Price: (excluding unrealized gains (losses) on derivatives):
Oil ($ per bbl)	$28.33	$25.85	$25.22	$46.04	$28.20
Gas ($ per mcf)	$5.29	$4.85	$3.54	$6.27	$5.21
Gas equivalent ($ per mcfe)	$5.23	$4.79	$3.61	$6.42	$5.15
Expenses ($ per mcfe):
Production expenses	$0.56	$0.51	$0.54	$0.66	$0.57
Production taxes	$0.29	$0.29	$0.17	$0.40	$0.26
General and administrative expenses:
General and administrative expenses (excluding stock-based compensation)	$0.09	$0.08	$0.10	$0.09	$0.09
Stock-based compensation	$0.01	$0.00	$0.00	$0.03	$0.01
Oil and gas depreciation, depletion and amortization	$1.61	$1.38	$1.22	$1.84	$1.58
Depreciation and amortization of other assets	$0.08	$0.06	$0.08	$0.10	$0.08
Interest expense(a)	$0.45	$0.55	$0.61	$0.47	$0.46

(a)	Includes the effects of realized gains or (losses) from hedging, but does not include the effects of unrealized gains or (losses) from hedging.

Risk factors

You should carefully consider the following factors as well as other information contained in this prospectus supplement and the documents we have incorporated herein by reference before deciding to invest in our common stock.

Oil and gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the oil and gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to periodic redeterminations based on prices specified by our bank group at the time of redetermination. In addition, we may have ceiling test write-downs in the future if prices fall significantly.

Historically, the markets for oil and gas have been volatile and they are likely to continue to be volatile. Wide fluctuations in oil and gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and gas;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil-producing regions; and

•	the overall economic environment.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and gas price movements with any certainty. Declines in oil and gas prices would not only reduce revenue, but could reduce the amount of oil and gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and gas prices do not necessarily move in tandem. Because approximately 89% of our reserves at December 31, 2004 are natural gas reserves, we are more affected by movements in natural gas prices.

Our level of indebtedness and preferred stock may adversely affect operations and limit our growth, and we may have difficulty making debt service payments on our indebtedness as such payments become due.

As of September 30, 2005, we had long-term indebtedness of approximately $4.3 billion, with no outstanding borrowings under our revolving bank credit facility. Our long-term indebtedness represented 50% of our total book capitalization at September 30, 2005. As of December 6, 2005, we had approximately $752 million outstanding under our revolving bank credit facility. We expect to continue to be highly leveraged in the foreseeable future.

Risk factors

Our level of indebtedness and preferred stock affects our operations in several ways, including the following:

•	a portion of our cash flows from operating activities must be used to service our indebtedness and pay dividends on our preferred stock and is not available for other purposes;

•	we may be at a competitive disadvantage as compared to similar companies that have less debt;

•	the covenants contained in the agreements governing our outstanding indebtedness and future indebtedness may limit our ability to borrow additional funds, pay dividends and make certain investments and may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may have higher costs and more restrictive covenants;

•	changes in the credit ratings of our debt may negatively affect the cost, terms, conditions and availability of future financing, and lower ratings will increase the interest rate and fees we pay on our revolving bank credit facility; and

•	we may be more vulnerable to general adverse economic and industry conditions.

We may incur additional debt, including significant secured indebtedness, or issue additional series of preferred stock in order to make future acquisitions or to develop our properties. A higher level of indebtedness and/or additional preferred stock increases the risk that we may default on our obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

In addition, our bank borrowing base is subject to periodic redetermination. A lowering of our borrowing base could require us to repay indebtedness in excess of the borrowing base, or we might need to further secure the lenders with additional collateral.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial and other resources than we do.

We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation, exploration and production. We face intense competition from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

Risk factors

Significant capital expenditures are required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our revolving bank credit facility and debt and equity issuances. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas, and our success in developing and producing new reserves. If revenue were to decrease as a result of lower oil and gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may not be able to access additional bank debt, debt or equity or other methods of financing on an economic basis to meet these requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. In addition, approximately 34% of our total estimated proved reserves (by volume) at December 31, 2004 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Our reserve estimates reflect that our production rate on producing properties will decline approximately 26% from the beginning until the end of 2005. Thus, our future oil and natural gas reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

The actual quantities and present value of our proved reserves may prove to be lower than we have estimated.

This prospectus and the documents incorporated by reference in this prospectus supplement contain estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

At December 31, 2004, approximately 34% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures to develop the reserves, including $1.0 billion in 2005. You should be aware that the estimated costs may not be accurate, development may not occur as scheduled and results may not be as estimated.

Risk factors

You should not assume that the present values referred to in this prospectus supplement and the documents incorporated by reference herein represent the current market value of our estimated oil and gas reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The December 31, 2004 present value is based on weighted average oil and gas wellhead prices of $39.91 per barrel of oil and $5.65 per mcf of natural gas. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Any changes in consumption by oil and gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

The timing of both the production and the expenses from the development and production of oil and gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

Our recent growth is due in part to acquisitions of exploration and production companies, producing properties and undeveloped leasehold. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise. We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. As a result of these factors, we may not be able to acquire oil and gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

Additionally, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. It is our current intention to continue focusing on acquiring properties with development and exploration potential located in the Mid-Continent, the South Texas and Texas Gulf Coast regions, the Permian Basin of West Texas and eastern New Mexico, the Barnett Shale area of north-central Texas and the Ark-La-Tex areas of East Texas and northern Louisiana. To the extent that we acquire properties substantially different from the properties in our primary operating regions or acquire properties that require different technical expertise, we may not be able to realize the economic benefits of these acquisitions as efficiently as in our prior acquisitions. As a result of our recent acquisition of CNR, we also have a significant presence in the Appalachian Basin, principally in West Virginia, eastern Kentucky, eastern Ohio and southern New York, which are areas in which we have not previously developed or explored for oil and natural gas.

Risk factors

We made our acquisition of CNR on the basis of the information available to us at the time of entry into the acquisition agreement and CNR may have liabilities or obligations that are not adequately reflected in this information and we may have limited or no recourse to the seller.

In connection with our recent acquisition of CNR, we had limited opportunity to conduct a review of the information provided by or in respect of CNR prior to the acquisition. CNR may have incurred contractual, financial, regulatory, environmental or other obligations and liabilities that may impact us in the future which were not adequately reflected in the financial and other information regarding CNR upon which we based our evaluation of the acquisition. If the financial and other information upon which we have relied proves to be materially incorrect or incomplete, or we have not reviewed relevant information, it could have a material adverse effect on our consolidated business, financial condition and operations.

We were not entitled to contractual indemnification for the majority of pre-closing liabilities, including environmental liabilities, in our recent acquisition of CNR. We acquired CNR on an “as is” basis with very limited remedies for breaches of representations and warranties. We might incur significant unknown liabilities, including liabilities relating to existing CNR litigation and environmental liabilities, in our acquisition of CNR for which we may have limited or no contractual remedies. A copy of the acquisition agreement was filed by us with the SEC on November 1, 2005 in a current report on Form 8-K, which is incorporated by reference herein.

CNR’s business is located outside our pre-existing geographic area of operations and we may face difficulties integrating its operations with ours.

All of the assets of CNR are located outside our pre-existing geographic area of operations. The areas in which CNR operates are principally West Virginia, eastern Kentucky, eastern Ohio and southern New York. We will face significant challenges in consolidating functions and integrating procedures, personnel and operations in an effective manner. The failure to successfully integrate its business and operations into our business may adversely affect our business and results of operations. The CNR acquisition, and future acquisitions we may make, involve numerous risks, including:

•	potential disruption of our ongoing business;

•	exposure to unknown liabilities, including litigation against CNR or any other companies that we may acquire;

•	our lack of drilling history in the geographic areas in which the acquired business operates;

•	the loss of key members of management of CNR or other acquired companies following the acquisition; and

•	additional costs due to entering new geographic locations and duplication of key talent.

We may not be successful in addressing these risks or any other problems encountered in connection with our acquisition of CNR or any other acquisitions we may make.

Exploration and development drilling may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in wells we drill or participate in. The seismic data and other technologies we use do not

Risk factors

allow us to know conclusively prior to drilling a well that oil or gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	increases in the cost of, or shortages or delays in the availability of, drilling rigs and equipment;

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions; and

•	compliance with environmental and other governmental requirements.

Future price declines may result in a write-down of our asset carrying values.

We utilize the full cost method of accounting for costs related to our oil and gas properties. Under this method, all such costs (for both productive and nonproductive properties) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the unit-of-production method. However, these capitalized costs are subject to a ceiling test which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and gas reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full cost ceiling is evaluated at the end of each quarter using the prices for oil and gas at that date, adjusted for the impact of derivatives accounted for as cash flow hedges. A significant decline in oil and gas prices from current levels, or other factors, without other mitigating circumstances, could cause a future writedown of capitalized costs and a non-cash charge against future earnings. Our aggregate present value of future net revenues plus the value of the unproved properties would equal the recorded net book value of our oil and gas properties at December 31, 2004, assuming an index price of approximately $3.90 per mcf for gas and assuming the price of oil remains constant at $43.39 per barrel for oil. If index prices were to fall below these levels, we could experience a write-down of the book value of our oil and gas assets.

Our hedging activities may reduce the realized prices received for our oil and gas sales and require us to provide collateral for hedging liabilities.

In order to manage our exposure to price volatility in marketing our oil and gas, we enter into oil and gas price risk management arrangements for a portion of our expected production. Commodity price hedging may limit the prices we actually realize and therefore reduce oil and gas revenues in the future. The fair value of our oil and gas derivative instruments outstanding as of September 30, 2005 was a liability of approximately $979.3 million. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•	the counterparties to our contracts fail to perform under the contracts.

Risk factors

Some of our commodity price and interest rate risk management arrangements require us to deliver cash collateral or other assurances of performance to the counterparties in the event that our payment obligations exceed certain levels. As of September 30, 2005, we were required to post a total of $77.0 million of collateral with our counterparties through letters of credit issued under our bank credit facility with respect to commodity price and financial risk management transactions. As of December 6, 2005, we were required to post $50 million of collateral with our counterparties through letters of credit. Future collateral requirements are uncertain and will depend on arrangements with our counterparties and highly volatile natural gas and oil prices.

Lower oil and gas prices could negatively impact our ability to borrow.

Our revolving bank credit facility limits our borrowings to $1.25 billion, based on our borrowing base. The borrowing base is determined periodically at the discretion of the banks and is based in part on oil and gas prices. Additionally, some of our indentures contain covenants limiting our ability to incur indebtedness in addition to that incurred under our bank credit facility. These indentures limit our ability to incur additional indebtedness unless we meet one of two alternative tests. The first alternative is based on our adjusted consolidated net tangible assets (as defined in all of our indentures), which is determined using discounted future net revenues from proved oil and gas reserves as of the end of each year. The second alternative is based on the ratio of our adjusted consolidated EBITDA (as defined in all of our indentures, except our indentures for our 6.5% Senior Notes due 2017, our 6.875% Senior Notes due 2020 and our 2.75% Contingent Convertible Senior Notes due 2035) to our adjusted consolidated interest expense over a trailing twelve-month period. As of the date of this prospectus supplement, we are permitted to incur significant additional indebtedness under both of these debt incurrence tests. Lower oil and gas prices in the future could reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness.

Oil and gas drilling and producing operations can be hazardous and may expose us to environmental liabilities.

Oil and gas operations are subject to many risks, including well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occurs, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties; and

•	suspension of operations.

Our liability for environmental hazards includes those created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. We maintain insurance against some, but not all, of the risks described above. Our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

Risk factors

Reserve estimates of properties acquired in 2005 have not been prepared by independent petroleum engineers. Our internal estimates may not be as reliable as estimates of those reserves by independent engineers.

Our estimates of proved reserves attributed to our 2005 acquisitions included herein or incorporated by reference in this prospectus supplement have not been reviewed or reported on by independent petroleum engineers. These estimates were prepared by our own engineers and professionals using criteria otherwise in compliance with SEC rules. Furthermore, our internal reserve estimates for these acquisitions are based upon data available to us which may not be as complete as data available on our other properties. Oil and gas pricing can affect estimates of quantities of proved reserves due to impact of pricing on ultimate economic recovery. Estimates prepared by independent engineers might be different than our internal estimates.

The loss of key personnel could adversely affect our business.

We depend, and will continue to depend in the foreseeable future, on the services of our officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil to gas properties, marketing oil and gas production, and developing and executing financing and hedging strategies. Our ability to retain our officers and key employees is important to our continued success and growth. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on our business. We do not maintain key person life insurance on any of our personnel.

Use of proceeds

We expect the net proceeds from this offering to be approximately $596.5 million, after deducting underwriters’ discounts and the estimated expenses of the offering, based on an assumed offering price to the public of $31.00 per share. We intend to use the net proceeds from this offering to repay amounts outstanding under our revolving bank credit facility, approximately $469.2 million of which was used to fund our recent CNR acquisition. Certain of the underwriters are lenders under our revolving bank credit facility and, accordingly, may receive a portion of the proceeds of this offering. Please see “Underwriting—Affiliations.” Such funds may be reborrowed for general corporate purposes, including to fund costs of our drilling program and possible future acquisitions. As of December 6, 2005, the average interest rate on the borrowings outstanding under our revolving bank credit facility was 5.7%.

Capitalization

The following table shows our unaudited capitalization as of September 30, 2005:

➢	on a historical basis;

➢	on a pro forma basis to reflect the application of approximately $1.7 billion in net proceeds from our recent private placements of senior notes, contingent convertible senior notes and preferred stock, and the application of $469.2 million of borrowings under our revolving bank credit facility to fund the purchase price for our recent CNR acquisition; and

➢	on a pro forma basis as adjusted to reflect the consummation of this offering (assuming no exercise of the underwriters’ over-allotment option).

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our annual report on Form 10-K for the year ended December 31, 2004, and our quarterly report on Form 10-Q for the quarter ended September 30, 2005, which are incorporated by reference herein.

	As of September 30, 2005
	Historical	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$127,102	$—	$127,251 (1)

Long-term debt:
Revolving bank credit facility	$—	$469,249	$—
8.375% Senior Notes due 2008	7,990	7,990	7,990
7.500% Senior Notes due 2013	363,823	363,823	363,823
7.000% Senior Notes due 2014	300,000	300,000	300,000
7.500% Senior Notes due 2014	300,000	300,000	300,000
7.750% Senior Notes due 2015	300,408	300,408	300,408
6.375% Senior Notes due 2015	600,000	600,000	600,000
6.625% Senior Notes due 2016	600,000	600,000	600,000
6.875% Senior Notes due 2016	670,437	670,437	670,437
6.500% Senior Notes due 2017	600,000	600,000	600,000
6.250% Senior Notes due 2018	600,000	600,000	600,000
6.875% Senior Notes due 2020	—	500,000	500,000
2.750% Contingent Convertible Senior Notes due 2035	—	690,000	690,000
Interest rate derivatives	(1,141)	(1,141)	(1,141)
Discount, net of premium, on Senior Notes	(91,357)	(97,122)	(97,122)

Total long-term debt	$4,250,160	$5,903,644	$5,434,395

Stockholders’ equity:
Preferred stock, $0.01 par value, 20,000,000 authorized
6.00% Cumulative Convertible Preferred Stock, 101,275 shares issued and outstanding, entitled in liquidation to $5.1 million	5,064	5,064	5,064
5.00% Cumulative Convertible Preferred Stock (Series 2003), 1,027,276 shares issued and outstanding, entitled in liquidation to $102.7 million	102,728	102,728	102,728
4.125% Cumulative Convertible Preferred Stock, 134,575 shares issued and outstanding, entitled in liquidation to $134.6 million	134,575	134,575	134,575
5.00% Cumulative Convertible Preferred Stock (Series 2005), 4,600,000 shares issued and outstanding, entitled in liquidation to $460.0 million	460,000	460,000	460,000
4.50% Cumulative Convertible Preferred Stock, 3,450,000 shares issued and outstanding, entitled in liquidation to $345.0 million	345,000	345,000	345,000
5.00% Cumulative Convertible Preferred Stock (Series 2005B), 5,750,000 shares issued and outstanding, entitled in liquidation to $575.0 million	—	575,000	575,000
Common Stock, $.01 par value, 500,000,000 shares authorized, 349,383,583 shares issued and outstanding	3,494	3,494	3,694
Paid-in capital	3,071,255	3,055,193	3,651,493 (1)
Retained earnings	686,426	686,426	686,426
Accumulated other comprehensive income (loss), net of tax of $276.7 million	(481,440)	(481,440)	(481,440)
Unearned compensation	(94,691)	(94,691)	(94,691)
Less: treasury stock, at cost; 5,324,374 common shares	(26,091)	(26,091)	(26,091)

Total stockholders’ equity	$4,206,320	$4,765,258	$5,361,758

Total capitalization	$8,456,480	$10,668,902	$10,796,153

(1)	Reflects an assumed offering price to the public of $31.00 per share. An increase or decrease in the offering price to the public of $1.00 per share would result in an increase or decrease in cash and paid-in capital of approximately $19.25 million, respectively. This cash may be used by the Company for its general corporate purposes as it determines, including the repayment of debt.

Price range of common stock

Our common stock is traded on the New York Stock Exchange under the symbol “CHK.” The following table sets forth the range of high and low sales prices per share of our common stock for each calendar quarter.

	Sales Price
	High	Low
2003:
First Quarter	$8.64	$7.27
Second Quarter	$11.45	$7.45
Third Quarter	$10.97	$9.17
Fourth Quarter	$14.00	$10.66
2004:
First Quarter	$13.98	$11.70
Second Quarter	$15.05	$12.68
Third Quarter	$16.24	$13.69
Fourth Quarter	$18.31	$15.17
2005:
First Quarter	$23.65	$15.06
Second Quarter	$24.00	$17.74
Third Quarter	$38.98	$22.90
Fourth Quarter (through December 7, 2005)	$40.20	$26.59

On December 7, 2005, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $30.85 per share. On that date, there were approximately 1,400 holders of record. We believe we have over 260,000 beneficial owners of our common stock.

Dividend policy

The following table sets forth the amount of dividends per share declared on Chesapeake common stock during the two years ended December 31, 2004 and the first three quarters of 2005:

	2005	2004	2003
First Quarter	$0.045	$0.035	$0.030
Second Quarter	$0.050	$0.045	$0.035
Third Quarter	$0.050	$0.045	$0.035
Fourth Quarter		$0.045	$0.035

In the third quarter of 2005 we began paying a $0.05 per quarter cash dividend on our common stock. We intend to continue to pay this quarterly dividend; however, the payment of future cash dividends will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, our future business prospects and any contractual restrictions.

Our revolving bank credit facility and the indentures governing most of our senior notes contain restrictions on our ability to declare and pay cash dividends. Under the revolving bank credit facility and these indentures, we may not pay any cash dividends on our common or preferred stock if an event of default has occurred. Additionally, these indentures restrict cash dividends if we have not met one of two debt incurrence tests set forth in the indentures, or if immediately after giving effect to the dividend payment, we have paid total dividends and made other restricted payments in excess of the permitted amounts. As of September 30, 2005, our fixed charge coverage ratio for purposes of the debt incurrence test was 6.35 to 1.00, compared to 2.25 to 1.00 required in our most restrictive indentures. Our adjusted consolidated net tangible assets exceeded 200% of our total indebtedness, as required in our most restrictive indentures, by more than $2.2 billion.

The certificates of designation for our 6.00% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock (Series 2003), our 4.125% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock (Series 2005), our 4.50% Cumulative Convertible Preferred Stock and our 5.00% Cumulative Convertible Preferred Stock (Series 2005B) prohibit payment of cash dividends on our common stock unless we have declared and paid (or set apart for payment) full accumulated dividends on such series of our preferred stock.

Certain United States federal tax considerations

for non-United States holders

The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or of any political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period including in the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. This discussion does not consider:

•	U.S. state or local or non-U.S. tax consequences;

•	all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including the fact that in the case of a non-U.S. holder that is an entity treated as a partnership for U.S. federal income tax purposes, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset (that is, as investment).

Each non-U.S. holder should consult a tax advisor regarding the U.S. Federal, state, local and non- U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Certain United States federal tax considerations for non-United States holders

Distributions on common stock

In the event that we make cash distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding the special certification requirements applicable to it.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the rates and in the manner applicable to United States persons, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are a United States real property holding corporation for U.S. federal income tax purposes. However, the tax relating to stock in a United States real property holding corporation

Certain United States federal tax considerations for non-United States holders generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market.

U.S. Federal estate tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder for U.S. federal estate tax purposes at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Information reporting and backup withholding tax

Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder you will be exempt from this backup withholding tax if you properly provide a Form W-8BEN certifying that you are a non-U.S. holder or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder, or you otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the United States through a non-U.S. office of a non- U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting and backup withholding, will generally apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

—one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

—the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed claim for refund with the U.S. Internal Revenue Service.

Underwriting

Under the terms and conditions contained in an underwriting agreement, dated December     , 2005, each of the underwriters named below, for whom UBS Securities LLC, Banc of America Securities LLC, Credit Suisse First Boston LLC, Lehman Brothers Inc. and Raymond James & Associates, Inc. are acting as representatives, have severally agreed to purchase from us the following respective numbers of shares of common stock.

Underwriters	Number of Shares
UBS Securities LLC
Banc of America Securities LLC
Credit Suisse First Boston LLC
Lehman Brothers Inc.
Raymond James & Associates, Inc.
Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Lazard Capital Markets LLC
Petrie Parkman & Co., Inc.
Gilford Securities Incorporated
Harris Nesbitt Corp.
Howard Weil Incorporated
Jefferies & Company, Inc.
Johnson Rice & Company L.L.C.
Pritchard Capital Partners, LLC
Simmons & Company International

Total	20,000,000

We have been advised by the underwriters that they propose to offer the common stock initially at the public offering price set forth on the cover page of this prospectus supplement and to certain selected dealers (who may include the underwriters) at such public offering price less a concession not to exceed $             per share. The underwriters or such selected dealers may reallow a commission to certain other dealers not to exceed $             per share. After the initial public offering of the common stock, the public offering price, the concession to selected dealers and the reallowance to the other dealers may be changed by the underwriters.

OVER-ALLOTMENT OPTIONS

We have granted to the underwriters an option to purchase up to an additional 3,000,000 shares of common stock at the initial public offering price to the public, less the underwriting discounts and commissions, shown on the cover page of this prospectus supplement, solely to cover over-allotments, if any. This option may be exercised at any time up to 30 days after the date of this prospectus supplement. If the underwriters exercise this option, each of the underwriters will be committed (subject to certain conditions) to purchase a number of additional shares of common stock proportionate to its initial commitment as indicated in the preceding table.

Underwriting

DISCOUNTS AND EXPENSES

The following table summarizes the underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 3,000,000 shares. The underwriting discount is equal to the public offering price less the amount paid to us. The underwriting discount is equal to         % of the public offering price.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of the offering, not including the underwriting discount, will be approximately $250,000. The underwriters have agreed to pay certain expenses in connection with the offering.

INDEMNIFICATION

We have agreed to indemnify the underwriters against liabilities relating to the offering including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

LOCK-UP AGREEMENTS

Except for the common stock offered hereby, we have agreed not to offer, sell, contract to sell or otherwise issue any shares of common stock or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, common stock or other capital stock, with certain exceptions, prior to the expiration of 90 days from the date of this prospectus supplement without the prior written consent of UBS Securities LLC on behalf of the underwriters. Aubrey K. McClendon and Tom L. Ward have agreed not to, directly or indirectly, offer, sell or otherwise dispose of shares of our common stock or any securities convertible into or exchangeable for, or any rights to acquire, our common stock or our other capital stock for 90 days following the date of this prospectus supplement without the prior written consent of UBS Securities LLC.

STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

Underwriting

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

LISTING

Our shares of common stock are listed on the NYSE under the symbol “CHK”.

AFFILIATIONS

The underwriters have from time to time provided, and in the future may provide, certain investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future would receive, customary fees. In addition, affiliates of each of UBS Securities LLC, Banc of America Securities LLC, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and Harris Nesbitt Corp. are lenders under our existing bank credit facility. An affiliate of Lehman Brothers Inc. is a participant in a drilling business with us. We have each contributed approximately $25 million to the venture.

ELECTRONIC DISTRIBUTION

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Underwriting

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Notice to Canadian residents

OFFERS AND SALES IN CANADA

This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

RESPONSIBILITY

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by the Company or the selling stockholders in connection with the offering of the shares into Canada.

RESALE RESTRICTIONS

The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that the Company and the selling stockholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

REPRESENTATIONS OF PURCHASERS

Each Canadian investor who purchases shares will be deemed to have represented to the Company, the selling stockholders, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in .Canada; (ii) such purchaser has reviewed the terms referred to above under “Resale Restrictions” above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is

Notice to Canadian residents

defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Québec).

TAXATION AND ELIGIBILITY FOR INVESTMENT

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

RIGHTS OF ACTION FOR DAMAGES OR RESCISSION (ONTARIO)

Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against the Company and any selling stockholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against the Company and any selling stockholder on whose behalf the distribution is made shall have no right of action for damages against the Company or the selling stockholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which the Company and the selling stockholders may rely. The enforceability of these rights may be limited as described herein under “Enforcement of Legal Rights.”

The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

ENFORCEMENT OF LEGAL RIGHTS

The Company is organized under the laws of the State of Oklahoma in the United States of America. All, or substantially all, of the directors and officers of the Company, as well as the selling stockholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or such persons outside of Canada.

LANGUAGE OF DOCUMENTS

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la reception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit a la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient redigés en anglais seulement.

Legal matters

The validity of the issuance of the common stock offered by this prospectus supplement will be passed upon for us by Commercial Law Group, P. C. , Oklahoma City, Oklahoma. Certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The underwriters are being represented by Cravath, Swaine & Moore LLP, New York, New York. Vinson & Elkins L.L.P. and Cravath, Swaine & Moore LLP will rely upon Commercial Law Group, P.C. as to all matters of Oklahoma law.

Experts

The financial statements of Chesapeake Energy Corporation and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Columbia Energy Resources, LLC as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and the four months ended December 31, 2003, incorporated in this prospectus by reference from the current report on Form 8-K of Chesapeake Energy Corporation filed with the SEC on November 1, 2005, have been so incorporated in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the oil and gas reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2004, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc., Lee Keeling and Associates, Inc., Ryder Scott Company, L.P., LaRoche Petroleum Consultants, Ltd., H.J. Gruy and Associates, Inc. and Miller and Lents, Ltd., independent petroleum engineers. Estimates of the oil and gas reserves of Columbia Energy Resources, LLC and related future net cash flows and the present value thereof, included in Chesapeake’s current report on Form 8-K filed with the SEC on November 1, 2005 were based in part upon a reserve report prepared by Schlumberger Data and Consulting Services, independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

Prospectus

Chesapeake Energy Corporation

Preferred Stock

Common Stock

We may from time to time offer and sell common stock and preferred stock. The preferred stock may be convertible into or exercisable or exchangeable for our common stock. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus provides you some of the general terms that may apply to the securities that may be offered. Each time securities are sold, we will provide one or more supplements to this prospectus that will contain additional information about the specific offering and the terms of the securities being offered. The supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.

Our common stock is listed for trading on the New York Stock Exchange under the symbol “CHK.” Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 8, 2005.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov and on our website at www.chkenergy.com (click on “Investor Relations” and then “SEC Filings”). Information contained on our website is not part of this prospectus. In addition, our reports and other information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where our common stock is listed.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may view a copy of the registration statement at the SEC’s public reference room in Washington, D.C. as well as through the SEC’s website.

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	our current reports on Form 8-K filed on January 3, 2005, January 20, 2005, January 31, 2005, February 2, 2005, February 22, 2005, March 15, 2005, March 24, 2005, April 13, 2005 (four reports of the same date, one such report as amended on April 25, 2005), April 14, 2005 (two reports of the same date), April 19, 2005, April 25, 2005 (two reports of the same date), May 2, 2005, May 23, 2005 (two reports of the same date), June 7, 2005, June 10, 2005, June 13, 2005, June 16, 2005, June 21, 2005 (two reports of the same date), June 23, 2005, June 30, 2005, July 1, 2005 (two reports of the same date), July 8, 2005, July 11, 2005, July 12, 2005, July 19, 2005, July 22, 2005 (such report as amended on July 22, 2005), August 5, 2005 (such report as amended on August 12, 2005), August 11, 2005, August 12, 2005, August 16, 2005 (three reports of the same date, one such report as amended on August 17, 2005), August 17, 2005, August 22, 2005, August 23, 2005, September 7, 2005, September 8, 2005 (two reports of the same date), September 9, 2005 (two reports of the same date), September 15, 2005, September 20, 2005, September 26, 2005, September 28, 2005 (two reports of the same date), September 30, 2005, October 4, 2005, October 7, 2005, October 11, 2005 (such report as amended on October 21, 2005), October 13, 2005, October 21, 2005, November 1, 2005 (two reports of the same date), November 3, 2005, November 4, 2005 (two reports of the same date), November 9, 2005, November 15, 2005 (two reports of the same date), November 18, 2005 and November 21, 2005 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Jennifer M. Grigsby, Secretary, Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, by mail, or if by telephone at (405) 848-8000.

DESCRIPTION OF CHESAPEAKE CAPITAL STOCK

Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation) and bylaws. Copies of our certificate of incorporation (including our certificates of designation) and bylaws are available from us upon request. These documents have also been filed with the SEC. Please read “Where You Can Find More Information.”

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share, of which 500,000 shares are designated as Series A Junior Participating Preferred Stock, 100,310 shares are designated as 6.00% Cumulative Convertible Preferred Stock, 1,025,946 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2003), 94,810 shares are designated as 4.125% Cumulative Convertible Preferred Stock, 4,600,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005), 3,450,000 shares are designated as 4.50% Cumulative Convertible Preferred Stock and 5,750,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005B).

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for dividends. In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

As of the date of this prospectus, we have 4,478,934 shares of authorized but unissued preferred stock which are undesignated. Currently 100,310 shares are designated as 6.00% Cumulative Convertible Preferred Stock, all of which are outstanding, 1,025,946 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2003), all of which are outstanding, 94,810 shares are designated as 4.125% Cumulative Convertible Preferred Stock, all of which are outstanding, 4,600,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005), all of which are outstanding, 3,450,000 shares are designated as 4.50% Cumulative Convertible Preferred Stock, all of which are outstanding, and 5,750,000 shares are designated as 5.00% Cumulative Convertible Preferred Stock (Series 2005B), all of which are outstanding. Our board of directors has also authorized the issuance of up to 500,000 shares of Series A Junior Participating Preferred Stock in connection with the adoption of our shareholder rights plan in July 1998. None of these shares are currently outstanding. The Series A Preferred Stock is described below under “—Share Rights Plan.”

Our board of directors has the authority, without further shareholder approval, to issue shares of preferred stock from time to time in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor.

While providing desirable flexibility for possible acquisitions and other corporate purposes, and eliminating delays associated with a shareholder vote on specific issuances, the issuance of preferred stock could adversely affect the voting power of holders of common stock, as well as dividend and liquidation payments on both common and preferred stock. It also could have the effect of delaying, deferring or preventing a change in control.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws and the Oklahoma General Corporation Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued common stock.

Classified Board of Directors. Our certificate of incorporation and bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. Directors can only be removed for cause. A staggered board makes it more difficult for shareholders to change the majority of the directors.

Oklahoma Business Combination Statute. Section 1090.3 of the Oklahoma General Corporation Act prevents an “interested shareholder” from engaging in a “business combination” with an Oklahoma corporation for three years following the date the person became an interested shareholder, unless:

•	prior to the date the person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power of the corporation at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

The statute defines a “business combination” to include:

•	any merger or consolidation involving the corporation and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested shareholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series or voting power of the corporation owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the Oklahoma General Corporation Act.

For purposes of Section 1090.3, the term “corporation” also includes the corporation’s majority-owned subsidiaries.

In addition, Section 1090.3 defines an “interested shareholder,” generally, as any person that owns stock having 15% or more of all voting power of the corporation, any person that is an affiliate or associate of the corporation and owned stock having 15% or more of all voting power of the corporation at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

Stock Purchase Provisions. Our certificate of incorporation includes a provision which requires the affirmative vote of two-thirds of the votes cast by the holders, voting together as a single class, of all then outstanding shares of capital stock, excluding the votes by an interested shareholder, to approve the purchase of any of our capital stock from the interested shareholder at a price in excess of fair market value, unless the purchase is either (1) made on the same terms offered to all holders of the same securities or (2) made on the open market and not the result of a privately negotiated transaction.

Share Rights Plan

The Rights. On July 7, 1998, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. The distribution was paid on July 27, 1998 to the shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred Stock at a price of $25.00, subject to adjustment.

The following is a summary of these rights. The full description and terms of the rights are set forth in a rights agreement with UMB Bank, N.A., as rights agent. Copies of the rights agreement and the certificate of designation for the Series A Preferred Stock are available free of charge. This summary description of the rights and the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the rights agreement and the certificate of designation for the Series A Preferred Stock.

Initially, the rights attached to all certificates representing shares of our outstanding common stock, and no separate rights certificates were distributed. The rights will separate from our common stock and the distribution date will occur upon the earlier of:

•	ten days following the date of public announcement that a person or group of persons has become an acquiring person; or

•	ten business days (or a later date set by the board of directors prior to the time a person becomes an acquiring person) following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer upon consummation of which the offeror would, if successful, become an acquiring person.

The earlier of these dates is called the distribution date.

The term “acquiring person” means any person who or which, together with all of its affiliates and associates, is the beneficial owner of 15% or more of our outstanding common stock, but does not include:

•	us or any of our subsidiaries or employee benefit plans;

•	Aubrey K. McClendon, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a “McClendon shareholder”);

•	Tom L. Ward, his spouse, lineal descendants and ascendants, heirs, executors or other legal representatives and any trusts established for the benefit of the foregoing, or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (each a “Ward shareholder”);

•

Morgan Guaranty Trust Company of New York, in its capacity as pledgee of shares beneficially owned by a McClendon or Ward shareholder, or both, under any pledge agreement in effect on September 11, 1998, to the extent that upon the exercise by the pledgee of any of its rights or duties as pledgee, other than the exercise of any voting power by the pledgee or the acquisition of ownership by the pledgee, such pledgee becomes a beneficial owner of pledged shares; or

•	any person (other than the pledgee just described) that is neither a McClendon nor Ward shareholder, but who or which is the beneficial owner of common stock beneficially owned by a McClendon or Ward shareholder (a “second tier shareholder”), but only if the shares of common stock otherwise beneficially owned by a second tier shareholder (“second tier holder shares”) do not exceed the sum of (A) the holder’s second tier holder shares held on September 11, 1998 and (B) 1% of the shares of our common stock then outstanding (collectively, “exempt persons”).

The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date (or earlier redemption or expiration of the rights), new common stock certificates issued after July 27, 1998, upon transfer or new issuance of common stock, will contain a notation incorporating the rights agreement by reference. Until the distribution date or earlier redemption or expiration of the rights, the surrender for transfer of any certificate for common stock, outstanding as of July 27, 1998, even without a notation or a copy of a summary of the rights being attached, will also constitute the transfer of the rights associated with the common stock represented by the certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and these separate rights certificates alone will evidence the rights.

The rights are not exercisable until the distribution date. The rights will expire on July 27, 2008.

The purchase price payable, and the number of one one-thousandths of a share of Series A Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;

•	upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then current market price of the Series A Preferred Stock; or

•	upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in the common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

In the event that following the date of public announcement that a person has become an acquiring person, we are acquired in a merger or other business combination transaction or more than 50% of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise of the right at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right (the “flip-over right”).

In the event that a person, other than an exempt person, becomes an acquiring person, proper provision will be made so that each holder of a right, other than the acquiring person and its affiliates and associates, will thereafter have the right to receive upon exercise that number of shares of common stock, or, if applicable, cash, other equity securities or property of us, having a market value equal to two times the purchase price of the rights (the “flip-in right”). Any rights that are or were at any time owned by an acquiring person will then become void.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. Upon exercise of the rights, no fractional shares of Series A Preferred Stock will be issued other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock. Cash will be paid in lieu of fractional shares of Series A Preferred Stock that are not integral multiples of one one-hundredth of a share of Series A Preferred Stock.

At any time prior to the earlier to occur of (1) 5:00 p.m., Oklahoma City, Oklahoma time on the tenth day after the stock acquisition date or (2) the expiration of the rights, we may redeem the rights in whole, but not in part, at a price of $0.01 per right; provided, that (a) if the board of directors authorizes redemption on or after the time a person becomes an acquiring person, then the authorization must be by board approval and (b) the period for redemption may, upon board approval, be extended by amending the rights agreement. Board approval means the approval of a majority of our directors. Immediately upon any redemption of the rights described in this paragraph, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Our board of directors may amend the terms of the rights without the consent of the holders of the rights at any time and from time to time provided that any amendment does not adversely affect the interests of the holders of the rights. In addition, during any time that the rights are subject to redemption, the terms of the rights may be amended by the approval of a majority of the directors, including an amendment that adversely affects the interests of the holders of the rights, without the consent of the holders of rights.

Until a right is exercised, a holder will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to us or our shareholders, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Series A Preferred Stock, or other consideration.

The Series A Preferred Stock. Each one-thousandth of a share of the Series A Preferred Stock (a “preferred share fraction”) that may be acquired upon exercise of the rights will be nonredeemable and junior to any other shares of preferred stock that we may issue.

Each preferred share fraction will have a minimum preferential quarterly dividend rate of $0.01 per preferred share fraction but will, in any event, be entitled to a dividend equal to the per share dividend declared on the common stock.

In the event of liquidation, the holder of a preferred share fraction will receive a preferred liquidation payment equal to the greater of $0.01 per preferred share fraction or the per share amount paid in respect of a share of common stock.

Each preferred share fraction will have one vote, voting together with the common stock. The holders of preferred share fractions, voting as a separate class, will be entitled to elect two directors if dividends on the Series A Preferred Stock are in arrears for six fiscal quarters.

In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share fraction will be entitled to receive the per share amount paid in respect of each share of common stock.

The rights of holders of the Series A Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the economic value of one preferred share fraction that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

Shareholder Action

Except as otherwise provided by law or in our certificate of incorporation or bylaws, the approval by holders of a majority of the shares of common stock present in person or represented by proxy at a meeting and entitled to vote is sufficient to authorize, affirm, ratify or consent to a matter voted on by shareholders. Our bylaws provide that all questions submitted to shareholders will be decided by a plurality of the votes cast, unless otherwise required by law, our certificate of incorporation, stock exchange requirements or any certificate of designation. The Oklahoma General Corporation Act requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the certificate of incorporation. Our certificate of incorporation provides for a vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting as a single class, to amend, repeal or adopt any provision inconsistent with the provisions of the certificate of incorporation limiting director liability and stock purchases by us, and providing for staggered terms of directors and indemnity for directors. The same vote is also required for shareholders to amend, repeal or adopt any provision of our bylaws.

Under Oklahoma law, shareholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of our capital stock entitled to vote thereon been present at a meeting. If shareholder action is taken by written consent, the rules and regulations of the SEC require us to send each shareholder entitled to vote on the matter, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

Transfer Agent and Registrar

UMB Bank, N.A. is the transfer agent and registrar for our common stock, our 6.00% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock (Series 2003), our 4.125% Cumulative Convertible Preferred Stock, our 5.00% Cumulative Convertible Preferred Stock (Series 2005), our 4.50% Cumulative Convertible Preferred Stock and our 5.00% Cumulative Convertible Preferred Stock (Series 2005B).

USE OF PROCEEDS

We will use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of the preferred stock and the common stock (including any common stock issuable upon the conversion of any preferred stock) offered by this prospectus may be passed upon for us by Commercial Law Group, P.C. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The financial statements of Chesapeake Energy Corporation and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Columbia Energy Resources, LLC as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and the four months ended December 31, 2003, incorporated in this prospectus by reference from the current report on Form 8-K of Chesapeake Energy Corporation filed with the SEC on November 1, 2005, have been so incorporated in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the oil and gas reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2004, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc., Lee Keeling and Associates, Inc., Ryder Scott Company, L.P., LaRoche Petroleum Consultants, Ltd., H.J. Gruy and Associates, Inc. and Miller and Lents, Ltd., independent petroleum engineers. Estimates of the oil and gas reserves of Columbia Energy Resources, LLC and related future net cash flows and the present value thereof, included in Chesapeake’s current report on Form 8-K filed with the SEC on November 1, 2005 were based in part upon a reserve report prepared by Schlumberger Data and Consulting Services, independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.